Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

July 10, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc. Registration Statement on Form N-2/A File Numbers: 333-198846 and 811-02363

Dear Mr. Parachkevov:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received on July 9, 2015, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Pre-Effective Amendment No. 1 filed on Form N-1/A on July 6, 2015 to its registration statement filed on Form N-2 on September 19, 2014 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to obtain new shares of the Fund (“Shares”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses.

1.	Under Purpose of the Offering, in the first bullet point please clarify whether the market price of the Fund’s common stock has been at a discount or a premium to the Fund’s net asset value at the time of its prior rights offerings.

RESPONSE: The market price of the Fund’s common stock at the time of prior rights offerings has traded at a premium to its net asset value.

2.	Under Purpose of the Offering, please combine the second and third bullet points to state that although raising more cash will better position the Fund to take advantage of investment opportunities, the increased cash will also be used to maintain the Fund’s managed distribution policy.

RESPONSE: The Fund has combined the second and third bullet points under Purpose of the Offering as stated below:
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•	Raising more cash will better position the Fund to take advantage of investment opportunities that exist or may arise, however, as has been the case with Prior Rights Offerings, a portion of the increase in the Fund’s assets will also be used to maintain the Fund’s managed distribution policy (the “Distribution Policy”)

3.	Under Purpose of the Offering, in the last bullet point please disclose why you expect the Offering to be anti-dilutive with respect to the net asset value per share.

RESPONSE: The Fund has added the following disclosure:

The Offering is expected to be anti-dilutive with respect to the per share value, but not to voting, to all Stockholders, including those electing not to participate. This expectation is based on the fact that all the costs of the Offering will be borne by the Stockholders whether or not they exercise their Rights, because the Offering price is set at a premium to NAV and the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund such that non-participating Stockholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Stockholders is not materially less than a full exercise of the Basic Subscription amount. Historically, all Prior Rights Offerings have been anti-dilutive with respect to the net asset value per share. Stockholders have exercised not only the basic subscription but also a significant percentage of the overallotment of shares offered. The Offering is expected to be dilutive with respect to Stockholders voting percentages because Stockholders electing not to participate in the Offering will own a smaller percentage of the total number of shares outstanding after the completion of the Offering.

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The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Fund intends to file a pre-effective amendment to the Registration Statement to include the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell

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